Exhibit 99.1

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at June 30, 2017	As at December 31, 2016
ASSETS
Current assets
Cash and cash equivalents		$49,589,689	$62,382,649
Accounts receivable		27,522,109	27,791,574
Prepaid expenses and other assets		6,078,718	5,776,463
Inventories	3	4,869,246	4,295,565
		88,059,762	100,246,251

Non-current assets
Long-term receivables		915,700	298,073
Other assets	9	408,122	-
Investments	4	272,098	-
Property and equipment, net	5	19,810,276	19,508,471
Intangible assets, net	6	16,709,522	16,847,287

Total Assets		$126,175,480	$136,900,082

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$21,282,886	$19,223,889
Provisions		363,748	510,203
Deferred revenue		2,581,843	2,156,096
Income taxes payable		-	24,433
Distribution rights payable		250,000	250,000
Other liabilities	8	736,016	445,252
		25,214,493	22,609,873
Non-current liabilities
Deferred revenue		887,455	729,209
Distribution rights payable		1,374,922	1,581,127
Long-term debt	9	9,594,650	-

Total Liabilities		$37,071,520	$24,920,209

Shareholders' Equity
Share capital	11	$340,350,863	$337,974,247
Contributed surplus	8	24,253,857	23,042,165
Deficit		(275,500,760)	(249,036,539)

Total Shareholders' Equity		$89,103,960	$111,979,873

Total Liabilities and Shareholders' Equity		$126,175,480	$136,900,082

Total number of common shares outstanding	11	57,822,042	57,445,151
Subsequent event	16

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the six months ended
	Notes	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Product sales		$15,663,481	$19,048,205	$34,830,525	$35,827,913
Royalty revenue		654,750	555,272	1,180,500	1,050,522
Service revenue		1,243,970	512,712	2,626,429	963,825
License revenue	15	3,000,000	—	3,000,000	—
Total revenues		20,562,201	20,116,189	41,637,454	37,842,260
Cost of sales	3	7,487,238	5,645,545	14,337,078	10,713,588
Gross profit		13,074,963	14,470,644	27,300,376	27,128,672

Selling and distribution expenses		17,034,175	19,067,616	38,298,460	34,375,697
Research and development expenses		4,504,778	4,725,563	8,428,877	7,888,931
Administrative expenses	14	8,323,500	7,261,781	11,235,139	9,818,040
Total operating expenses		29,862,453	31,054,960	57,962,476	52,082,668

Loss from operations		(16,787,490)	(16,584,316)	(30,662,100)	(24,953,996)

Other income	15	4,800,000	—	4,800,000	—
Finance costs	9	(434,401)	(24,030)	(720,323)	(48,058)
Finance income		77,281	77,332	130,272	167,013
Warrants revaluation adjustment	7	—	—	—	1,324,293
Loss before income taxes		(12,344,610)	(16,531,014)	(26,452,151)	(23,510,748)
Income tax recovery (expense)		(12,070)	(3,845)	(12,070)	(3,845)
Net loss and comprehensive loss for the period		$(12,356,680)	$(16,534,859)	$(26,464,221)	$(23,514,593)

Basic loss and comprehensive loss per share for the period	12	$(0.21)	$(0.29)	$(0.46)	$(0.41)
Diluted loss and comprehensive loss per share for the period	12	$(0.21)	$(0.29)	$(0.46)	$(0.43)

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(expressed in U.S. dollars)

Three and six months ended June 30, 2017	Share capital	Contributed surplus	Deficit	Total
As at December 31, 2016	$337,974,247	$23,042,165	$(249,036,539)	$111,979,873
Net loss and comprehensive loss for the period	—	—	(14,107,541)	(14,107,541)
Exercise of options (note 11)	2,209,490	(981,764)	—	1,227,726
Exercise of restricted stock units (note 11)	40,780	(40,780)	—	—
Stock-based compensation (note 8)	—	823,234	—	823,234
As at March 31, 2017	$340,224,517	$22,842,855	$(263,144,080)	$99,923,292
Net loss and comprehensive loss for the period	—	—	(12,356,680)	(12,356,680)
Exercise of options (note 11)	81,108	(35,734)	—	45,374
Exercise of restricted stock units (note 11)	45,238	(45,238)	—	—
Stock-based compensation (note 8)	—	1,491,974	—	1,491,974
As at June 30, 2017	$340,350,863	$24,253,857	$(275,500,760)	$89,103,960

Three and six months ended June 30, 2016	Share capital	Contributed surplus	Deficit	Total
As at December 31, 2015	$322,687,011	$16,400,830	$(196,125,815)	$142,962,026
Net loss and comprehensive loss for the period	—	—	(6,979,734)	(6,979,734)
Exercise of options (note 11)	63,649	(26,116)	—	37,533
Exercise of warrants (note 7)	15,113,502	—	—	15,113,502
Stock-based compensation (note 8)	—	1,047,343	—	1,047,343
As at March 31, 2016	$337,864,162	$17,422,057	$(203,105,549)	$152,180,670
Net loss and comprehensive loss for the period	—	—	(16,534,859)	(16,534,859)
Exercise of options (note 11)	32,173	(14,840)	—	17,333
Exercise of restricted stock units (note 11)	13,319	(13,319)	—	—
Stock-based compensation (note 8)	—	3,849,150	—	3,849,150
As at June 30, 2016	$337,909,654	$21,243,048	$(219,640,408)	$139,512,294

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the six months ended
	Notes	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period		$(12,356,680)	$(16,534,859)	$(26,464,221)	$(23,514,593)
Items not affecting cash
Depreciation of property and equipment	5	2,202,477	1,395,837	4,256,526	2,706,959
Amortization of intangible assets	6	456,669	436,402	879,868	872,804
Stock-based compensation	8	1,738,778	4,590,692	2,605,972	5,638,035
Amortization of deferred financing costs		49,150	—	90,276	—
Imputed interest on distribution rights payable		21,896	24,029	43,795	48,057
Imputed interest on long-term receivables		(32,829)	—	(55,171)	—
Shareholder warrants revaluation adjustment	7	—	—	—	(1,324,293)
		(7,920,539)	(10,087,899)	(18,642,955)	(15,573,031)
Changes in non-cash working capital
Decrease (increase) in accounts receivable		908,571	(1,946,548)	269,465	(1,954,631)
Decrease (increase) in inventories		(224,618)	554,623	(573,681)	(458,706)
Increase in accounts payable and accrued liabilities and provisions		3,819,853	3,995,212	1,890,820	2,043,837
Decrease in income taxes payable		(24,033)	(1,600)	(24,433)	(12,500)
Increase in prepaid expenses and other assets		(311,569)	(2,131,233)	(302,255)	(1,794,635)
Increase (decrease) in deferred revenue		(255,529)	128,393	425,747	496,076
Net change in non-cash working capital balances related to operations		3,912,675	598,847	1,685,663	(1,680,559)

Decrease (increase) in long-term receivables		78,470	—	(562,456)	—
Increase (decrease) in non-current deferred revenue		269,917	(55,022)	158,246	(4,356)
Cash used in operating activities		(3,659,477)	(9,544,074)	(17,361,502)	(17,257,946)

INVESTING ACTIVITIES
Addition of property and equipment	5	(3,225,036)	(3,914,039)	(6,202,072)	(6,688,461)
Purchase of intangible assets	6	(500,975)	—	(742,103)	—
Disposal of property and equipment	5	839,637	860,328	1,643,741	1,372,924
Purchase of investments		17,186	—	(272,098)	—
Cash used in investing activities		(2,869,188)	(3,053,711)	(5,572,532)	(5,315,537)

FINANCING ACTIVITIES
Proceeds from the issuance of debt, net of cost incurred	9	(81,191)	—	9,096,252	—
Proceeds from exercise of options	11	45,374	17,333	1,273,100	54,866
Payment of distribution rights payable		—	—	(250,000)	(250,000)
Cash provided by (used in) financing activities		(35,817)	17,333	10,119,352	(195,134)

Net decrease in cash and cash equivalents		(6,564,482)	(12,580,452)	(12,814,682)	(22,768,617)
Net foreign exchange difference		15,007	7,122	21,722	13,073
Cash and cash equivalents at beginning of period		56,139,164	96,607,988	62,382,649	106,790,202

Cash and cash equivalents at end of period		$49,589,689	$84,034,658	$49,589,689	$84,034,658

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

1.	DESCRIPTION OF THE ENTITY

Novadaq Technologies Inc. [“NOVADAQ” or the "Company"] was incorporated under the Canada Business Corporations Act on April 14, 2000.  These interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries.  The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded on the Toronto Stock Exchange ["TSX"] and NASDAQ.  The registered office of the Company is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada.  The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room.  The Company's proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures. The Company is also the exclusive worldwide distributor of Dermacell tissue products for wound and breast reconstruction surgery.

On June 19, 2017, NOVADAQ entered into a definitive agreement with Stryker Corporation (“Stryker”) pursuant to which Stryker agreed to acquire all of the outstanding common shares of NOVADAQ for $11.75 in cash per share (the “Stryker Agreement”). The transaction with Stryker is structured as a Plan of Arrangement under the Business Corporations Act (Ontario) (the “Arrangement”). The Arrangement has been unanimously approved by the board of directors of NOVADAQ and is subject to approval by the shareholders of NOVADAQ at a special meeting to be held on August 4, 2017 (the “Special Meeting”). The Arrangement is not conditional on Stryker obtaining financing or on completion of due diligence. The Stryker Agreement contains customary non-solicitation provisions and provides that the board of directors of NOVADAQ may, under certain circumstances, terminate the Stryker Agreement in order to accept an unsolicited superior proposal, subject to a matching right in favor of Stryker. If the Stryker Agreement is terminated in certain circumstances, including if NOVADAQ accepts a superior proposal, Stryker is entitled to a termination payment of $21.0 million. [See Note 16 - Subsequent Event]

2.	ACCOUNTING POLICIES

These interim condensed consolidated financial statements for the three and six months ended June 30, 2017 of the Company were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ["IAS 34"] as issued by the International Accounting Standards Board ["IASB"].

The same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements as were followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2016 prepared in accordance with International Financial Reporting Standards ["IFRS"] as issued by the IASB.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, these interim condensed consolidated financial statements for the three and six months ended June 30, 2017 should be read together with the annual consolidated financial statements for the year ended December 31, 2016, which are available on SEDAR at www.sedar.com.

The preparation of interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2016. These interim condensed consolidated financial statements were authorized for issue by the Board of the Directors on August 10, 2017.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

New standards, interpretations and amendments not yet adopted by the Company

The IASB has issued the following new standards, which are not yet effective or adopted by the Company:

[a] IFRS 9, Financial instruments (effective January 1, 2018)

[b] IFRS 15, Revenue from contracts with customers (effective January 1, 2018)

[c] IFRS 16, Leases (effective January 1, 2019)

The extent of the impact of adoption of these standards has not yet been determined.

3.	INVENTORIES

Inventories by category are as follows:

	June 30, 2017	December 31, 2016
	$	$
Raw materials and parts	2,141,367	2,080,839
Consignment inventory	1,526,444	1,152,004
Medical devices	1,194,302	1,045,028
TMR kits	7,134	17,694
	4,869,246	4,295,565

During the three and six months ended June 30, 2017, the Company wrote down inventory by $384,969 to its net realizable value and recognized the write-down in cost of sales [three and six months ended June 30, 2016 – nil].

During the three months ended June 30, 2017, $4,826,503 of inventory has been recognized in cost of sales [three months ended June 30, 2016 - $3,953,726]. For the six months ended June 30, 2017, $9,808,446 of inventory has been recognized in cost of sales [six months ended June 30, 2016 - $7,770,814].

4.	INVESTMENTS

The Company has investments in guaranteed investment certificates that are held as collateral for letters of credit it has issued and which remain outstanding as at June 30, 2017.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

5.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2017	34,601,636	532,373	2,273,629	1,791,900	39,199,538
Additions	2,937,086	5,258	34,692	—	2,977,036
Disposals	(1,188,597)	—	—	—	(1,188,597)
Balance at March 31, 2017	36,350,125	537,631	2,308,321	1,791,900	40,987,977
Additions	3,176,549	—	48,487	—	3,225,036
Disposals	(1,062,690)	—	—	—	(1,062,690)
Balance at June 30, 2017	38,463,984	537,631	2,356,808	1,791,900	43,150,323

Depreciation:
Balance at January 1, 2017	(16,869,392)	(468,230)	(1,918,375)	(435,070)	(19,691,067)
Depreciation	(1,931,643)	(8,871)	(72,499)	(41,036)	(2,054,049)
Disposals	384,493	—	—	—	384,493
Balance at March 31, 2017	(18,416,542)	(477,101)	(1,990,874)	(476,106)	(21,360,623)
Depreciation	(2,077,529)	(8,310)	(75,740)	(40,898)	(2,202,477)
Disposals	223,053	—	—	—	223,053
Balance at June 30, 2017	(20,271,018)	(485,411)	(2,066,614)	(517,004)	(23,340,047)

Net book value at June 30, 2017	18,192,966	52,220	290,194	1,274,896	19,810,276

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2016	26,737,427	474,573	1,892,522	1,611,150	30,715,672
Additions	14,458,829	58,724	381,107	180,750	15,079,410
Disposals	(6,594,620)	(924)	—	—	(6,595,544)
Balance at December 31, 2016	34,601,636	532,373	2,273,629	1,791,900	39,199,538

Depreciation:
Balance at January 1, 2016	(13,522,500)	(438,942)	(1,648,587)	(275,529)	(15,885,558)
Depreciation	(5,931,638)	(29,288)	(269,788)	(159,541)	(6,390,255)
Disposals	2,584,746	—	—	—	2,584,746
Balance at December 31, 2016	(16,869,392)	(468,230)	(1,918,375)	(435,070)	(19,691,067)

Net book value at December 31, 2016	17,732,244	64,143	355,254	1,356,830	19,508,471

As at June 30, 2017, medical devices includes construction-in-progress of $6,251,859 [December 31, 2016 - $6,768,295] which are not being depreciated.  Depreciation will commence when the devices are placed for use at medical institutions.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

6.	INTANGIBLE ASSETS

Intangible assets include licenses, patent rights, distribution rights and software as summarized below:

	Licenses	Patent rights	Distribution rights	Software	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2017	5,913,642	14,920,855	7,880,819	—	28,715,316
Additions	—	—	—	241,128	241,128
Balance at March 31, 2017	5,913,642	14,920,855	7,880,819	241,128	28,956,444
Additions	—	461,175	—	39,800	500,975
Balance at June 30, 2017	5,913,642	15,382,030	7,880,819	280,928	29,457,419

Amortization:
Balance at January 1, 2017	(5,913,642)	(4,330,731)	(1,623,656)	—	(11,868,029)
Amortization	—	(226,179)	(197,020)	—	(423,199)
Balance at March 31, 2017	(5,913,642)	(4,556,910)	(1,820,676)	—	(12,291,228)
Amortization	—	(259,649)	(197,020)	—	(456,669)
Balance at June 30, 2017	(5,913,642)	(4,816,559)	(2,017,696)	—	(12,747,897)

Net book value at June 30, 2017	—	10,565,471	5,863,123	280,928	16,709,522

	Licenses	Patent rights	Distribution rights	Software	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2016	5,913,642	14,920,855	7,880,819	—	28,715,316
Additions	—	—	—	—	—
Balance at December 31, 2016	5,913,642	14,920,855	7,880,819	—	28,715,316

Amortization:
Balance at January 1, 2016	(5,913,642)	(3,426,306)	(835,578)	—	(10,175,526)
Amortization	—	(904,425)	(788,078)	—	(1,692,503)
Balance at December 31, 2016	(5,913,642)	(4,330,731)	(1,623,656)	—	(11,868,029)

Net book value at December 31, 2016	—	10,590,124	6,257,163	—	16,847,287

During the six months ended June 30, 2017, the Company purchased software to support operational initiatives in the amount of $280,928. Amortization will commence when the software is available for use and will be amortized over its estimated useful life of three years. During the six months ended June 30, 3017, the Company acquired patent rights in the amount of $461,175 which are amortized over their contractual life of approximately 3 years.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

7.	SHAREHOLDER WARRANTS

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit.  Each unit consisted of one common share and 0.45 of a warrant, representing 2,129,339 warrants.  Each warrant had a five-year term and was exercisable either for one common share at an exercise price of CDN $3.18 or on a cashless basis in accordance with the Warrant Agreement.  Because such warrants were denominated in Canadian dollars [a currency different from the Company's functional currency], they were recognized as a financial liability at fair value through profit or loss.  The Company used the Black-Scholes option pricing model to determine the fair value of the warrants.

During the six months ended June 30, 2016, the remaining outstanding warrants of 1,561,515 were exercised on a cashless basis whereby the Company issued 1,166,753 common shares from treasury [see Note 11]. Upon conversion of the warrants to common shares, the warrants were de-recognized and the fair value of the warrants of $15,113,502 was recognized as share capital.

8.	STOCK-BASED COMPENSATION PLAN

Stock Option Plan

On March 29, 2005, the Company established an amended stock option plan [the "Plan"] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan.  On May 15, 2008, the shareholders at the annual and special meeting approved the "Second Amended and Restated Stock Option Plan", which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors.  Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted.  The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows:  33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date.  Options expire on the tenth anniversary of the grant date.  Any options not exercised prior to the expiry date will become null and void.  In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee's employment is terminated in connection with such transaction, such accelerated vesting will be automatic.  Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee's employment because of permanent disability, as a result of termination of the optionee's employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock‑based compensation cost, related to options, that has been recognized for the three and six months ended June 30, 2017 and included in the respective function line in the interim condensed consolidated statements of loss and comprehensive loss is $1,081,349 and $1,701,713 respectively [three and six months ended June 30, 2016 - $3,420,817 and $4,437,073, respectively] with a corresponding increase to contributed surplus.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

A summary of the options outstanding as at June 30, 2017 and December 31, 2016 under the Plan are presented below (all weighted average exercise prices expressed in CDN dollars):

	Six months ended		Year ended
	June 30, 2017		December 31, 2016
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$

Options outstanding, beginning of period	4,608,064	12.06	3,894,805	12.25
Options granted	-	-	1,132,010	12.62
Options exercised	(368,941)	4.53	(23,551)	5.03
Options cancelled	(171,504)	13.32	(132,815)	15.79
Options forfeited	(131,724)	14.72	(262,385)	15.89
Options outstanding, end of period	3,935,895	12.63	4,608,064	12.06

Options exercisable, end of period	2,763,147	12.04	2,616,132	10.11

The Company uses the Black-Scholes option pricing model to determine the fair value of options. There were no options granted under the plan during the three and six months ended June 30, 2017 (three months and six months ended June 30, 2016 – 997,510 and 1,132,010 options, respectively).

There have been no modifications to the Plan during the periods presented in the interim condensed consolidated financial statements.

Long-Term Incentive Plan

On April 7, 2015, the Company established a long-term incentive plan comprised of Restricted Share Units (RSUs) and Deferred Share Units (DSUs).

In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested RSUs and DSUs such that all participants will be entitled to settle their full allocation of RSUs and/or DSUs and in certain circumstances, where such participant's employment is terminated in connection with such transaction, such accelerated vesting will be automatic.

RSUs

RSUs granted under the plan will generally vest over a three-year period and may be settled in whole or in part at any time as follows:  one-third on or after the first anniversary of the grant date, one third on or after the second anniversary of the grant date, one third on or after the third anniversary of the grant date, and in certain cases, if specified performance objectives are met as determined by the Board of Directors.  RSUs granted under the plan will expire upon the termination of the participant’s employment, retirement, permanent disability or death.  RSUs must be settled no later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered.  RSUs may be settled for their cash equivalent or by the issuance of the Company’s common shares, subject to discretion of the Board of Directors. Each RSU is the equivalent of one Novadaq common share. The fair value for each RSU granted, which approximates the market value of a Novadaq common share at the date of grant, is recognized over the term of the vesting period, with a corresponding increase to contributed surplus based on the number of RSUs expected to vest.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

The table below is a summary of the RSUs outstanding as at June 30, 2017 and December 31, 2016:

	Six months ended	Year ended
	June 30, 2017	December 31, 2016
	Number outstanding	Number outstanding
	#	#

RSU's outstanding, beginning of period	245,455	29,302
RSU's granted	-	220,700
RSU's exercised	(7,950)	(1,520)
RSU's cancelled	-	(167)
RSU's forfeited	(56,165)	(2,860)
RSU's outstanding, end of period	181,340	245,455

There were no RSUs granted during the three and six months ended June 30, 2017 [three and six months ended June 30, 2016 – 220,700].

The stock‑based compensation cost that has been recognized for the three and six months ended June 30, 2017 and included in the respective function lines in the interim condensed consolidated statements of loss and comprehensive loss is $410,625 and $613,495, respectively [three and six months ended June 30, 2016 - $428,333 and $459,420, respectively] with a corresponding increase to contributed surplus.

DSUs

DSUs granted under the plan may be settled when the participant ceases to be a member of the Board of Directors.  The participant may elect to settle DSUs for their cash equivalent or for the issuance of the Company’s common shares. Outstanding DSUs are initially recorded as a liability on the statement of financial position, measured at the awards’ fair value on the date of grant based on the market price of the Company’s common shares, with a corresponding charge to administrative expenses.  If an award’s fair value changes after it has been granted and before the settlement date, the resulting change in the liability is recorded in administrative expenses in the period that the change occurs.

On May 18, 2016, the Company issued 75,360 DSUs under the plan. The initial fair value of $736,667 was recorded in other liabilities with the corresponding stock-based compensation cost recognized for the year ended December 31, 2016 and included in administrative expenses in the condensed consolidated statements of loss and comprehensive loss. The liability related to the DSUs was re-measured to its fair value as at December 31, 2016. The stock-based compensation cost that has been recognized for the three and six months ended June 30, 2017 is $246,804 and $290,764, respectively [three and six months ended June 30, 2016 - $741,542].

	Six months ended	Year ended
	June 30, 2017	December 31, 2016
	Number outstanding	Number outstanding
	#	#

DSU's outstanding, beginning of period	62,800	-
DSU's granted	-	75,360
DSU's exercised	-	(12,560)
DSU's outstanding, end of period	62,800	62,800

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

There were no DSUs granted during the three and six months ended June 30, 2017 [three and six months ended June 30, 2016 – 75,360].

There have been no modifications to the long-term incentive plan during the periods presented in the consolidated financial statements.

9.	LONG-TERM DEBT

On January 6, 2017, the Company entered into a credit facility consisting of a term and revolving loan providing the Company with new financing of up to $60,000,000. Under the terms of the credit facility, up to $30,000,000 is available under a term loan agreement in three equal tranches of $10,000,000 between January 6, 2017 and December 31, 2018, with principal repayments commencing on February 1, 2019 payable in equal monthly payments over a period of 36 months.  The term loan bears interest at LIBOR plus 7.20%, with LIBOR being set at a minimum of 0.5%.  The Company has the option to make voluntary principal repayments, subject to a prepayment fee equal to the total amount drawn under the term loan facility multiplied by 3% if paid in the first year, 2% if paid in the second year and 1% if paid in the third year and thereafter.

In addition, the Company has the option to borrow up to $30,000,000 through a revolving loan for a term of up to 60 months, with an additional $15,000,000 to be committed if certain conditions are met.  The borrowings available under the revolving loan is subject to a borrowing base formula. The Company is required to maintain a minimum balance equal to 30% of the borrowing base during the term of the revolving loan agreement, which will be drawn once certain conditions have been met.  The revolving loan bears interest at LIBOR plus 4.25%, with LIBOR being set at a minimum of 0.5%.  The Company has the option to make voluntary repayments, subject to a prepayment fee equal to the total committed under the revolving loan facility multiplied by 3% if paid in the first year, 2% if paid in the second year and 1% if paid in the third year and thereafter.

The interest rate floor and prepayment option for the term and revolving loans are embedded derivatives which are considered closely related to the host contract and are not required to be bifurcated from the debt instruments.

The credit facility is subject to certain financial covenants and reporting requirements and is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company. The debt facility becomes repayable upon a change of control of the Company.

During the six months ended June 30, 2017, the Company received proceeds of $9,413,458 under the credit facility for the first tranche of the term loan, net of transaction costs for professional and legal fees in the amount of $586,542. During the three and six months ended June 30, 2017, the Company incurred transaction costs related to the debt issuance of $81,191 and $317,206, respectively. As at June 30, 2017, there has been no amount drawn under the revolving loan facility.  Transaction costs are amortized and included in finance costs in the interim condensed consolidated statements of loss and comprehensive loss using the effective interest method.  As at June 30, 2017, the long-term debt balance is comprised of $10,000,000 drawn under the term loan less unamortized deferred financing costs of $405,350.  Deferred financing costs related to the revolving loan are included in other assets in the interim condensed consolidated statements of financial position.

The following table summarizes the principal repayments for the term loan due over the next five years and thereafter as at June 30, 2017:

$
2019	3,055,556
2020	3,333,333
2021	3,333,333
2022	277,778
Total long-term debt	10,000,000

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

10.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

[a] Fair value

Set out below is a comparison by type of the carrying amounts and fair values of the Company's recognized financial instruments that are recorded in the interim condensed consolidated statements of financial position:

	June 30, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading
Cash and cash equivalents	49,589,689	49,589,689	62,382,649	62,382,649
Investments	272,098	272,098	-	-
Loans and receivables
Accounts receivable	27,522,109	27,522,109	27,791,574	27,791,574
Long-term receivables	915,700	915,700	298,073	298,073
	78,299,596	78,299,596	90,472,296	90,472,296

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	21,282,886	21,282,886	19,223,889	19,223,889
Distribution rights payable	1,624,922	1,624,922	1,831,127	1,831,127
Other liabilities	736,016	736,016	445,252	445,252
Long-term debt	9,594,650	10,000,000	-	-
	33,238,474	33,643,824	21,500,268	21,500,268

The fair values of the financial assets are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
•	the fair value of the long-term receivables and distribution rights payable is estimated by discounting the future contractual payments.
•	the carrying amounts of investments approximate their cash equivalent values.
•	the fair value of the other liabilities is estimated based on the market price of the Company’s common shares.
•	the fair value of long-term debt is estimated by using a discounted cash flow approach using market interest rates, considering credit risk.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 - Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.
•

Level 2 - Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the condensed consolidated statements of financial position is as follows:

	June 30, 2017			December 31, 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	49,589,689	-	-	62,382,649	-	-
Investments	272,098	-	-	-	-	-

During the reporting periods, there were no transfers between levels of fair value measurements.

[c] Management of risks arising from financial instruments

As at June 30, 2017, two customers had an accounts receivable balance exceeding 10% of total accounts receivable [December 31, 2016 – one customer]. Concentration of these customers comprised 25% and 11%, respectively, of total accounts receivable as at June 30, 2017 [December 31, 2016 – 30%].

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

11.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares - unlimited, no par value; preference shares - unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$

Balance as at December 31, 2015	56,253,327	322,687,011
Exercise of stock options	23,551	157,288
Exercise of RSUs	1,520	16,446
Exercise of shareholder warrants	1,166,753	15,113,502
Balance as at December 31, 2016	57,445,151	337,974,247
Exercise of stock options	353,941	2,209,490
Exercise of RSUs	3,769	40,780
Balance as at March 31, 2017	57,802,861	340,224,517
Exercise of stock options	15,000	81,108
Exercise of RSUs	4,181	45,238
Balance as at June 30, 2017	57,822,042	340,350,863

12.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.  Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all of the dilutive potential ordinary shares into ordinary shares.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Net loss and comprehensive loss attributable to shareholders for basic loss per share	$(12,356,680)	$(16,534,859)	$(26,464,221)	$(23,514,593)
Net loss and comprehensive loss attributable to shareholders for diluted loss per share	$(12,356,680)	$(16,534,859)	$(26,464,221)	$(24,838,886)
Weighted average number of shares for basic loss per share	57,821,280	57,437,146	57,773,856	56,950,591
Weighted average number of shares for diluted loss per share	57,821,280	57,437,146	57,773,856	58,161,535

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

The conversion of outstanding stock options and RSUs has not been included in the determination of basic and diluted loss per share as to do so would have been anti‑dilutive.

13.	SEGMENTED INFORMATION

The Company’s business activities are conducted through one segment which consists of medical devices and related products and services. Segment performance is based on gross margin and is measured consistently with the gross margin of the interim condensed consolidated financial statements since there is only one segment.

Revenue by region is as follows:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$

United States	18,264,934	17,634,802	33,822,485	33,395,159
Outside United States	2,297,267	2,481,387	7,814,969	4,447,101
Total	20,562,201	20,116,189	41,637,454	37,842,260

For the three and six months ended June 30, 2017, there were sales to one customer that exceeded 10% of total revenue [three and six months ended June 30, 2016 - one]. For the three and six months ended June 30, 2017, concentration of this customer comprised of 20% and 15% respectively of total revenue. For the three and six months ended June 30, 2016, concentration of the one customer comprised of 29% of total revenue.

Property and equipment, net are domiciled as follows:

	June 30, 2017	December 31, 2016
	$	$

Canada	8,221,282	8,603,929
United States	8,278,738	8,744,038
Outside North America	3,310,256	2,160,504
Total	19,810,276	19,508,471

Intangible assets are domiciled as follows:

	June 30, 2017	December 31, 2016
	$	$
Canada	3,081,872	2,493,307
Outside Canada	13,627,650	14,353,980
Total	16,709,522	16,847,287

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

14.	ADMINISTRATIVE EXPENSES

As a result of the resignation of the Company’s former CEO, the Company has recognized stock-based compensation cost of $1,853,128 during the three and six months ended June 30, 2016 relating to the stock options and RSUs granted to the former CEO, which had not yet vested at the time of the resignation and not cancelled subsequently.  These costs are recorded in administrative expenses in the interim consolidated statements of loss and comprehensive loss for the three and six months ended June 30, 2016. As at June 30, 2017, $439,809 related to cash compensation associated with the resignation, is included in accounts payable and accrued liabilities.

15.	PATENT LICENSE AND SETTLEMENT AGREEMENT

In May 2017, the Company entered into a Patent License and Settlement Agreement with Intuitive Surgical Inc. (“Intuitive”) whereby the Company licensed certain patents to Intuitive for cash consideration of $3,000,000.  In addition, the parties agreed to settle disputed compensation owing to the Company under the existing supply agreement in the amount of $4,800,000. The Company has recorded the consideration for the license of patents rights as license revenue and the one-time settlement payment as other income in the interim condensed consolidated statements of loss and comprehensive loss.

16.	SUBSEQUENT EVENT

The Arrangement was approved by the shareholders of NOVADAQ at the Special Meeting held on August 4, 2017 with approximately 98.68% of the votes cast at the meeting voting in favour of the Arrangement.  On August 9, 2017, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement remains subject to the receipt of regulatory approvals under the Canadian Competition Act and U.S. Hart-Scott-Rodino and the satisfaction of certain other closing conditions customary in transactions of this nature.  It is expected that the Arrangement will close in the third quarter of 2017.